Exhibit 12

Ratio of Earnings To Fixed Charges

($ in millions)	Jan. 29, 2005	Jan. 31, 2004 (as restated) (a)	Feb. 1, 2003 (as restated) (a)	Feb. 2, 2002 (as restated) (a)	Feb. 3, 2001 (as restated) (a)
Earnings before income taxes	$1,872	$1,684	$801	$213	$1,324
Fixed charges	682	736	744	577	485
Less: capitalized interest, net	1	2	(2)	(18)	(36)

Adjusted earnings	2,555	2,422	1,543	772	1,773

Fixed charges:
Gross interest incurred	167	234	249	109	75
Interest portion of rent expense	515	502	495	468	410

Total fixed charges	$682	$736	$744	$577	$485

Ratio of earnings to fixed charges	3.7	3.3	2.1	1.3	3.7

(a)	See Note B of the Notes to the Consolidated Financial Statements within the 2004 Annual Report which is included within Exhibit 13 on Form 10-K.